Exhibit 99.4

November 2, 2026

Via Email

Board of Directors

Dine Brands Global, Inc.

10 West Walnut Street, 5th Floor

Pasadena, California 91103

Re:	Non-Binding Proposal to Acquire Dine Brands Global, Inc.

Dear Members of the Board:

We received the response letter from John Peyton dated October 29, 2026 stating that the Board has declined to proceed with our proposed transaction.

We are disappointed that the Board rejected our proposal without engaging with us. We understand that the Company only noticed it had received a proposal from us on the afternoon of October 28, less than 24 hours before Mr. Peyton communicated the Board’s decision. Given the substantial premium offered and our stated willingness to explore a higher price, we believe our proposal warrants further consideration.

Our offer price represented a 32.8% premium to the Company’s 30-day VWAP and 25.4% to its closing price of $31.10 on October 23, 2026. We also stated in our proposal that we were optimistic that access to management and confirmatory due diligence would allow us to identify additional value that could support an increase in our proposed price.

We believe the interests of the Company and its stockholders would be best served by a substantive evaluation of our proposal and engagement with us to assess both the merits of our premium offer and our ability to improve it.

Additionally, we have heard from franchisees representing a meaningful portion of the company’s units that current investment and support is inadequate. We would be prepared to increase franchisee support as appropriate, and believe our proposal presents an opportunity to strengthen the franchise system while delivering compelling value to stockholders.

We remain eager to work with you toward the Proposed Transaction. Once you have announced your third quarter earnings on November 4, we welcome the opportunity to engage in a discussion of our proposal and the access we would need to potentially increase our offer price.

We respectfully request that this letter be shared with all members of the Board.

Sincerely,

/s/ Matthew Perkal	/s/ Gavriel Kahane
Matthew Perkal	Gavriel Kahane
Managing Partner	Managing Partner
Cobblers Cove Capital LP	Arkhouse Management Co. LP

cc:

Jeff Marell Partner
Paul, Weiss, Rifkind, Wharton & Garrison LLP

Cullen Sinclair Partner
Paul, Weiss, Rifkind, Wharton & Garrison LLP